Exhibit 3.25

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

•	First: The name of the limited liability company is Worldwide Humanitarian Services LLC.

•	Second: The address of its registered office in the State of Delaware is 2711 Centerville Road Suite 400 in the City of Wilmington, DE 19808. The name of its Registered agent at such address is Corporation Service Company.

•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is .”

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of Worldwide Humanitarian Services LLC this 8 day of May, 2001.

BY:	/s/ H. M. Hougen
Authorized Person(s)

NAME:	H. M. Hougen
Type or Print

        STATE OF DELAWARE

        SECRETARY OF STATE

DIVISION OF CORPORATIONS

  FILED 09:00 AM 05/08/2001

        010221448 – 3389501